
PURE GOLD
MINERALS INC. T.PUG

82-3520

January 14, 2005

Ontario Securities Commission *(via SEDAR)*
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission


05005588

SUPPL

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **January 14, 2005**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 2nd quarter ended November 30, 2004.

Yours truly,

PURE GOLD MINERALS INC.



Debra Watkins
Corporate Administrator


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
SECTION

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain LLP – Heather Zordel
Dale, Matheson, Carr-Hilton, Labonte
Computershare Investor Services Inc. – Bernadette Villarica



1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141


PURE GOLD
MINERALS INC. T.PUG

January 14, 2005

BY SEDAR

NOTICE TO READER

To the Shareholders of
Pure Gold Minerals Inc.

The attached financial statements have been prepared by Management of Pure Gold Minerals Inc. and have not been reviewed by the auditor of Pure Gold Minerals Inc.

Yours truly,

PURE GOLD MINERALS INC.

Donald R. Sheldon
President


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 01 2005
WASH. D.C.
202

1255 West Pender Street, Vancouver, B.C., V6E 2V1
Telephone No. (604) 687-2038 / Fax No. (604) 687-3141


PURE GOLD
MINERALS INC. T.PUG

Interim Financial Statements for the Six Months Ended November 30, 2004

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141

Web site: *www.puregold.ca*

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
November 30, 2004 and May 31, 2004
(Unaudited)

	Nov 30 2004	May 31 2004
ASSETS		
Current Assets		
Cash	$ 438,599	$ 759,168
GST receivable	57,883	14,495
Marketable securities	36,895	136,120
Due from related parties	1,540	4,463
Prepaid expenses	15,350	6,995
	550,267	921,241
Property Plant and Equipment	58,442	61,889
Resource Property Interests (Note 3)	4,354,407	3,672,735
	$ 4,963,116	4,655,865
LIABILITIES		
Current Liabilities		
Accounts payable	$ 107,106	$ 83,036
	107,106	83,036
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	52,832,146	52,102,384
Contributed Surplus (Note 5)	954,871	897,402
Deficit	(48,931,007)	(48,426,957)
	4,856,010	4,572,829
	$ 4,963,116	$ 4,655,865



Donald R. Sheldon, Director



Eugene Beukman, Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months ending November 30, 2004 and 2003
(Unaudited)

	Nov 30 2004	Nov 30 2003
DEFICIT, beginning of period	$ (48,426,957)	$ (45,738,222)
NET LOSS FOR THE PERIOD	(504,050)	(286,109)
DEFICIT, end of period	(48,931,007)	(46,024,331)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Six Months ending November 30, 2004 and 2003
(Unaudited)

	3 months Ended Nov 30 2004	6 months Ended Nov 30 2004	3 months Ended Nov 30 2003	6 months Ended Nov 30 2003
ADMINISTRATIVE EXPENSES				
Amortization	$ 4,198	$ 8,397	$ 4,831	$ 9,661
Audit, Accounting & Legal	31,818	46,662	11,258	14,982
Bank & interest charges	319	396	992	3,143
Contract services:				
Agreement negotiation	-	-	7,000	7,000
Geological services	10,000	25,000	24,346	39,346
Property maintenance	24,750	60,850	24,000	48,000
Other consulting	8,000	11,000	5,000	5,000
Stock based compensation **(Note 5)**	57,470	57,470	159,700	159,700
Listing & share transfer fees	13,722	15,134	8,691	10,367
Management fees	30,000	60,000	30,000	60,000
Office & administration	26,714	53,653	21,766	44,617
Property investigation	-	13,457	-	-
Rent	15,000	30,000	15,000	30,000
Shareholder information & printing	31,681	33,479	27,290	27,930
Travel	(2,014)	3,343	10,044	24,851
	251,658	418,841	349,918	484,597
LOSS BEFORE OTHER ITEMS	251,658	418,841	349,918	484,597
OTHER ITEMS				
Interest	(7,634)	(7,718)	(1,098)	(1,540)
Capital taxes	94,055	94,055	-	-
Gain/Loss on sale of securities	3,820	13,643	(111,560)	(196,948)
Writeoff of accounts payable	(14,771)	(14,771)	-	-
	75,470	85,209	(112,658)	(198,488)
LOSS FOR PERIOD	327,128	504,050	237,260	286,109
LOSS PER SHARE	$ 0.003	$ 0.005	$ 0.003	$ 0.003

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months ending November 30, 2004 and 2003
(Unaudited)

	3 months Ended Nov 30 2004	6 months Ended Nov 30 2004	3 months Ended Nov 30 2003	6 months Ended Nov 30 2003
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (327,128)	$ (504,050)	$ (237,260)	$ (286,109)
Add Non-Cash Items:				
Amortization	4,198	8,397	4,831	9,661
Gain on sale of securities	3,820	13,643	(111,560)	(196,948)
Stock-based compensation	57,470	57,470	159,700	159,700
Writeoff of accounts payable	(14,771)	(14,771)	-	-
	(276,411)	(439,311)	(184,289)	(313,696)
Net change in non-cash working capital items	(8,873)	(9,979)	(12,200)	(165,552)
	(285,284)	(449,290)	(196,489)	(479,248)
INVESTING ACTIVITIES				
Mineral property expenditures	(523,326)	(681,672)	(13,250)	(52,757)
Capital assets	-	(4,951)	-	(3,555)
Proceeds on sale of marketable securities	87,641	100,789	298,253	453,621
Marketable securities purchased	-	(15,207)	(98,701)	(187,981)
	(435,685)	(601,041)	186,302	209,328
FINANCING ACTIVITIES				
Issue of shares	674,762	729,762	87,847	87,847
	674,762	729,762	87,847	87,847
INCREASE (DECREASE) IN CASH	(46,207)	(320,569)	77,660	(182,073)
CASH, beginning of the period	484,806	759,168	50,121	309,854
CASH, end of period	$ 438,599	$ 438,599	$ 127,781	$ 127,781

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Six Months ending November 30, 2004 and 2003
(Unaudited)

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2004. The accounting policies and methods have not changed.

3. Resource Property Interests

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	Nov 30 2004 Net $
Acquisition costs				
Quebec	330,625	-	-	330,625
Alberta	-	-	-	-
Northwest Territories/Nunavut	659,974	-	-	659,974
	990,599	-	-	990,599
Deferred exploration expenditures				
Quebec	511,972	-	-	511,972
Alberta	1,756,156	750	-	1,756,906
Northwest Territories/Nunavut	414,008	680,922	-	1,094,930
	2,682,136	681,672	-	3,363,808
	3,672,735	681,672	-	4,354,407

The Company signed an option agreement with De Beers Canada Exploration Inc. whereby it can earn an 85% interest in the Colville Lake Property. The property consists of 156 permits totaling approximately six million acres, located north of Norman Wells, Northwest Territories. Under the terms of the option agreement the Company must spend $3.95 million on exploration of the property over the next three years. De Beers will retain a one time back-in option for a 70% interest exercisable if a feasibility report is completed that indicates the existence of a mineral resource and/or reserve with a net present value in excess of $750,000,000. To exercise its option De Beers will have to reimburse the Company for two times the amount expended by the Company on the development project and must also procure production debt financing.

4. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued	2004		2003	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	96,712,045	52,102,384	84,708,456	50,942,674
Issued for cash				
Options exercised	500,000	55,000	679,271	67,927
Conversion of warrants	-	-	4,198	420
Private placement	8,333,333	674,762	-	-
Issued for properties				
NWT claims	-	-	150,000	19,500
Transfer agent adjustment	-	-	74	-
Balance, end of period	105,545,378	52,832,146	85,541,999	51,030,521

4. Share Capital - Cont'd

On October 7, 2004, the Company completed a private placement whereby it issued 8,333,333 flow-through units at a price of $0.09 per unit. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additonal common share at a price of $0.11 per share at any time on or before April 8, 2006.

The Agent received a commission consisting of 8% cash of the gross proceeds raised and 8% in broker warrants. Each broker's warrant entitles the Agent to purchase one common share at a price of $0.09 per share at any time on or before October 8, 2005.

5. Contributed Surplus

During the current and prior period stock-based compensation has been recorded in the amount of $57,470 (2003 - $159,700) and included in contributed surplus. This amount relates to stock options and Agent's warrants granted.


PURE GOLD
MINERALS INC. T.PUG

Management Discussion & Analysis for the Six Months Ended November 30, 2004

(Unaudited)

1255 West Pender Street
Vancouver, BC
V6E 2V1
Tel: (604) 687-2038 / Fax: (604) 687-3141

Web site: *www.puregold.ca*



1255 West Pender Street
Vancouver, British Columbia V6E 2V1

Tel.: (604) 687-2038 Fax.: (604) 687-3141

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE 2ND QUARTER ENDED NOVEMBER 30, 2004

DATED: JANUARY 13, 2005

OVERALL PERFORMANCE

Pure Gold Minerals Inc. ("**Pure Gold**" or the "**Corporation**") does not have any mining operations and is currently an exploration company with projects in Alberta, Ontario, the Northwest Territories and Nunavut. It currently has a sufficient working capital position to continue exploration of its properties. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

During the period ended November 30, 2004 the Corporation expended over $500,000 on exploration of its key properties – North James River Claims in Nunavut, and its recently optioned Colville Lake Property in the Northwest Territories.

The Corporation's exploration of its North James River Claims consisted of geological mapping and sampling of the known showings and geophysical anomalies on the Property. Visible gold was noted in outcrop samples collected at Silver Bullet. Permits have been received to allow for drill testing of the four gold prospects on the Property. As the weather conditions are not conducive to drilling at this time of year, this work has been scheduled for April 2005. The Corporation is earning a 50% interest in the Property.

In August 2004, the Corporation signed an option and joint venture agreement with De Beers Canada Inc. whereby Pure Gold may earn an 85% interest in the Colville Lake Property in the Northwest Territories. De Beers Canada had previously received encouraging kimberlite indicator minerals from stream sediment samples that led to the application for the prospecting permits. Pure Gold has recently completed a till sampling program over selected anomalies throughout the Property. The results of this survey and a 29,000 kilometer airborne magnetic survey are expected to identify drill targets for the Spring of 2005. Results for these samples have not yet been received.

The Corporation had a net loss of $504,050 for its quarter ended November 30, 2004 compared to $286,109 in 2003. The loss was substantially lower in 2003 due to a gain on sale of marketable securities in 2003 and a capital tax assessment in 2004.

Administrative expenses were $418,841 in 2004 compared to $484,597 in 2003. The Corporation incurred additional legal costs in 2004 in defending a legal action. The Corporation has been named in a legal action in the Supreme Court of British Columbia. The claim has no specified dollar amount. The Corporation feels the claim is without merit and is vigorously defending the action. Separately, the Corporation has commenced a legal action for the recovery of a loan plus interest that it made to Crystal Mountain Resort Ltd. on July 11, 2003 in the amount of $60,000 US plus interest.

RESULTS OF OPERATIONS

For the period ended November 30, 2004 compared to period ended November 30, 2003

Net loss for the period totalled $504,050 (or $0.005 per share), versus net loss of $286,109 ($0.003 per share) in 2003. The net loss in 2003 was substantially reduced by the gain on sale of marketable securities of $196,948. Administrative expenses were $418,841 in 2004 compared to $484,597 in 2003. The Corporation has incurred additional legal costs in 2004 in defending a legal action. Stock-based compensation was substantially higher in 2003 making total expenses higher than in 2004. In addition, a capital tax assessment in the amount of $94,055 was received during the quarter.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	November 30 2004	**August 31 2004**	**May 31 2004**	**February 28 2004**
Income or Loss (before discontinued operations and extraordinary items)	(327,128)	(167,183)	(209,060)	(791,553)
Per Share [1]	(0.003)	(0.002)	(0.01)	(0.01)
Net Income or Loss	(243,073)	(176,922)	(1,604,846)	(797,780)
Per Share [1]	(0.002)	(0.002)	(0.02)	(0.01)
	November 30 2003	**August 31 2003**	**May 31 2003**	**February 28 2003**
Income or Loss (before discontinued operations and extraordinary items)	(349,918)	(134,679)	(232,085)	(451,573)
Per Share [1]	(0.004)	(0.002)	(0.003)	(0.006)
Net Income or Loss	(237,260)	(48,849)	(433,933)	(392,979)
Per Share [1]	(0.003)	(0.001)	(0.005)	(0.005)

[1] Presented on an undiluted basis as a fully diluted basis would be anti-dilutive.

Differences in administrative expenses in each of the quarters largely reflects the expense of stock based compensation. The increased net loss in the quarter ending May 31, 2004 reflects the write-down of the Slave Regional properties. Otherwise, administrative expenses for the most recent quarter were fairly consistent with prior quarters.

LIQUIDITY

The Corporation currently has a sufficient working capital position to continue exploration of its properties. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

During the period, cash resources decreased by $320,569 compared to a decrease of $182,073 in 2003. Expenditures for operating activities were $439,311 (2003 - $313,696) and mineral properties were $681,672 (2003 - $52,757). The Corporation raised $729,762 (2003 - $87,847) in capital by issuing shares. Working capital as at November 30, 2004 was $443,161 (2003 - $464,630).

Mineral property expenditures were completely deferred exploration expenditures. Exploration was conducted on the Corporation's properties in the Northwest Territories and Nunavut.

As at November 30, 2004, the Corporation had paid up capital of $52,832,146 (2003 - $51,030,521), representing 105,545,378 common shares without par value, $954,871 of contributed surplus, and a deficit of $48,931,007 resulting in a shareholders' equity of $4,856,010.

CAPITAL RESOURCES

Pure Gold relies on the issuance of shares to raise capital. There can be no assurance, however, that Pure Gold will be able to obtain required financing in the future on acceptable terms.

During the period, the Corporation received $55,000 from the exercise of stock options.

TRANSACTIONS WITH RELATED PARTIES

During the period, the Corporation paid or accrued $60,000 in management and accounting fees to its officers and directors and an aggregate of $90,000 for consulting fees to D. S. Management Ltd. ("DSM"), Beukman and Associates Enterprises Limited and Copper Star Management Inc., companies owned or controlled by Messrs. Sheldon, Beukman and Keevil respectively. Messrs. Sheldon, Beukman and Keevil are current directors of the Corporation. An office expense recovery of $2,000 was paid to DSM. The Corporation paid $30,000 to Cabmerl Industries Ltd. ("Cabmerl") for lease of its head office space in Vancouver. Mr. Sheldon owns 25% of Cabmerl.

Also at the end of the period, $1,540 was owed to the Corporation from Bard Ventures Ltd. ("Bard") as a result of property expenditures made by the Corporation in excess of cash calls issued by the Corporation to Bard. The Corporation and Bard each own a 50% interest in the North James River project in Nunavut with the Corporation being the Operator. Since August 31, 2004, Bard has been cash called and has paid all monies owing. Messrs. Sheldon and Beukman are directors and officers of both Bard and the Corporation.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The financial statements for the period ended November 30, 2004, have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods have not changed. This includes the adoption of the accounting recommendations contained in the CICA Handbook Section 3870 – "Stock based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

The fair value of options granted by the Corporation to its directors, employees and consultants for its quarters ended November 30, 2004 and November 30, 2003 were $57,470 and $159,700 respectively.

SHARE DATA

The authorized capital of the Corporation consists of an unlimited number of common shares of which 105,545,378 were issued and outstanding as of the date of this discussion.

Pursuant to the Corporation's Stock Option Plan, the Corporation may issue up to 17,087,560 options to purchase shares of the Corporation. Currently, 15,008,165 options remain exercisable.

At the Corporation's Annual and Special Meeting of shareholders held on November 16, 2004, the Corporation received shareholders' approval to increase its Stock Option Plan maximum from 17,087,560 common shares to 21,109,075 common shares. The Corporation currently has 15,008,165 options outstanding and an additional 79,395 options not yet granted. Therefore, the Amended Plan would allow the Corporation to grant options to purchase an additional 6,021,515 common shares. The Corporation will now apply to the Toronto Stock Exchange for approval of the Amended Plan.

As of the date of this discussion, there are 4,760,450 Series A/03 warrants and 150,000 Series B/03 warrants outstanding. Each Series A/03 and Series B/03 warrant entitles the holder thereof to purchase one additional common share of the Corporation at $0.12 per share on or before December 19, 2005. A Compensation Option to purchase 642,090 Units at $0.10 per Unit on or before December 19, 2005 is also outstanding. Each Unit consists of one share and one Series B/03 warrant which has the same terms as described above.

On October 8, 2004, the Corporation closed a brokered flow-through private placement for gross proceeds of $750,000. The Corporation issued 8,333,333 units at a price of $0.09 per unit. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share at a price of $0.11 per share at any time on or before April 8, 2006. The Agent received a commission of 8% in cash and 666,667 broker warrants entitling the Agent to purchase 666,667 common shares of the Corporation at a price of $0.09 per share on or before October 8, 2005.

Pure Gold has no performance shares or escrow shares outstanding.

OTHER

Additional information relating to the Corporation's operations and activities can be found by visiting the Corporation's website at www.puregold.ca and by accessing the Corporation's Annual Information Form and its other public documents filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.